May 11, 2016

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549
Attention: Jeffrey N. Kauten

Re:                             iSign Solutions Inc.
Registration Statement on Form S-1 (File No. 333-208601)

Ladies and Gentlemen:

iSign Solutions Inc. (the “Registrant”) filed the above-captioned Registration Statement (“Registration Statement”) with the Securities and Exchange Commission on December 17, 2015, as amended on January 26, 2016, February 4, 2016, April 12, 2016 and May 11, 2016.   The Registrant respectfully requests that the Commission accelerate the effectiveness of the Registration Statement, to become effective at 5 p.m. (Eastern Time), May 12, 2016, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests to be notified of such effectiveness by a telephone call to Matthew J. Kane, of Pillsbury Winthrop Shaw Pittman LLP, at 212-858-1371. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to Mr. Kane’s attention via facsimile at (212) 672-7621.

Very truly yours,

ISIGN SOLUTIONS INC.

By:	/s/ Andrea Goren
Name:	Andrea Goren
Title:	Chief Financial Officer

cc:   Jonathan J. Russo, Matthew J. Kane and Alexandra F. Calcado, Pillsbury Winthrop Shaw Pittman LLP